SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
WHITING USA TRUST I
(Name of Issuer)
UNITS OF BENEFICIAL INTEREST IN WHITING USA TRUST I
(Title of Class of Securities)
966389 10 8
(CUSIP Number)
April 30, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	966389 10 8	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Whiting Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,186,389 (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,186,389 (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,186,389 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*   SEE INSTRUCTIONS

Item 1	(a)	Name of Issuer:

Whiting USA Trust I

	(b)	Address of Issuer’s Principal Executive Offices:

919 Congress Avenue, Suite 500, Austin, Texas 78701

Item 2	(a)	Name of Person Filing:

Whiting Petroleum Corporation

	(b)	Address of Principal Business Office:

1700 Broadway, Suite 2300 Denver, Colorado 80290-2300

	(c)	Citizenship:

Delaware

	(d)	Title or Class of Securities:

Units of Beneficial Interest in Whiting USA Trust I

	(e)	CUSIP Number:

966389 10 8

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

	(a)	Amount Beneficially Owned:

2,186,389 units

	(b)	Percent of Class:

15.8%

Page 3 of 6 Pages

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

2,186,389 units

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

2,186,389 units

(iv) shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Page 4 of 6 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 30, 2008.

WHITING PETROLEUM CORPORATION
By:	/s/ Bruce R. DeBoer
Bruce R. DeBoer
Vice President, General Counsel and Corporate Secretary

Page 6 of 6 Pages